UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 3, 2016

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-198566) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated September 1, 2016

•	Press Release dated September 29, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	October 3, 2016	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge Inc. announces deferral of Sandpiper project and reaches tentative joint funding arrangement with Enbridge Energy Partners, L.P. on its Bakken Pipeline investment

CALGARY, ALBERTA – September 1, 2016

HIGHLIGHTS

•	Enbridge Inc. (“Enbridge” or the “Company”) announced its affiliate will withdraw regulatory applications pending with the Minnesota Public Utilities Commission associated with the Sandpiper project

•	Enbridge Energy Partners, L.P. (“EEP”) plans to defer implementation of Sandpiper beyond the Company’s current five-year planning horizon

•	The Company has negotiated a tentative joint funding arrangement with EEP through which an equity investment in the Bakken Pipeline will be jointly funded, subject to certain conditions

•	The Company has confirmed that its consolidated funding plan through 2019 is not expected to require any incremental equity capital as a result of these events

Enbridge Inc. (TSX:ENB) (NYSE:ENB) today announced that an affiliate of Enbridge Energy Partners, L.P. (“EEP”) will be withdrawing regulatory applications pending with the Minnesota Public Utilities Commission for the Sandpiper Pipeline Project (“Sandpiper”). EEP has completed a review of Sandpiper and concluded that the project should be delayed until such time as crude oil production in North Dakota recovers sufficiently to support development of new pipeline capacity. Based on updated projections, EEP believes that new pipeline capacity will not likely be needed until beyond the Company’s five-year planning horizon.

Enbridge and an independent special committee (“Special Committee”) of the Board of Directors of the delegate of EEP’s general partner (the “Board of Directors”) have also reached a tentative agreement on the terms of an arrangement through which each party would fund the acquisition of and participate in the returns generated by an effective 27.6% interest in the Bakken Pipeline System (“Bakken Pipeline” or the “System”), a transaction previously announced on August 2, 2016. It is anticipated that the investment in the Bakken Pipeline will be jointly funded 75 percent by Enbridge, through Enbridge Energy Company, Inc. (“EECI”), and 25 percent by EEP. EEP expects to fund its 25 percent interest through a combination of debt and equity. EEP would fund the equity portion of its investment through the issuance of a new class of equity units, Class F units, to EECI. As part of the joint funding arrangement, EEP is expected to have an option until December 31, 2019 to acquire an additional 15 percent interest in the investment at a total price equal to the pro rata portion of the capital contributed by EECI for its share of the investment prior to the exercise date. The joint funding arrangement is subject to satisfaction of the closing conditions of the Bakken Pipeline acquisition by the System’s owners, the Special Committee’s recommendation and approval of the Board of Directors.

At closing, Enbridge plans to fund its indirect investment in the Bakken Pipeline described above from available liquidity which has been bolstered through the issuance of more than CDN$3.4 billion of equity and CDN$2.3 billion of debt securities across the Enbridge group of companies thus far in 2016. Given recent funding actions and the plan to defer the Sandpiper project beyond the Company’s 5 year planning horizon, the investment in the Bakken Pipeline system is not expected to generate an incremental requirement for equity capital at Enbridge over and above amounts indicated in the Company’s previously communicated consolidated funding plan for the years 2015 through 2019.

“This acquisition of an interest in the Bakken Pipeline represents another important step in expanding our market access strategy”, said Al Monaco, President and CEO. “The System connects the prolific Bakken formation to eastern PADD II and the U.S. Gulf Coast (“USGC”), providing customers with access to premium markets at a competitive cost.” Mr. Monaco continued, “The acquisition offers strong risk-adjusted returns and includes a significant level of take-or-pay contracts with high credit quality counterparties. The investment is expected to be immediately accretive to available cash flow from operations when the System is ready for service, which is expected in late 2016. In light of the deferral of Sandpiper, our investment in the Bakken Pipeline will accelerate cash flow generation from our Bakken assets and help alleviate the funding drag associated with a large greenfield project, further enhancing our near term financial outlook and strengthening the Company’s consolidated credit metrics”.

The Company’s and EEP’s interest in the Bakken Pipeline will be acquired through an indirect investment in a joint venture with Marathon Petroleum. The joint venture will own a 49 percent interest in an affiliate of Energy Transfer Partners, L.P. and Sunoco Logistics Partners L.P. which in turn owns 75 percent of the System. The closing of the Bakken Pipeline acquisition is anticipated to occur around the end of the third quarter of 2016.

About Enbridge Inc.

Enbridge Inc., a Canadian company (“Enbridge”), exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past seven years. Enbridge, together with its affiliates, including EEP, operates the world’s longest crude oil and liquids transportation system across Canada and the U.S., and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial, and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in nearly 2,000 megawatts of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs nearly 11,000 people, primarily in Canada and the U.S., and is ranked as one of Canada’s Top Employers for 2016. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Forward-Looking Statements

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “believe” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the withdrawal of regulatory applications; the Company’s funding of its investment in EEP and the System; the financing arrangements between the Company and EEP; longer-term funding options, including proposed joint funding by the Company and EEP; expected in service dates; expected future returns and cashflow generation and accretion from acquisition of the System; improved market access; the Company’s expected debt and equity capital and other funding requirements; and the Company’s financial outlook and credit metrics. Although the Company believes these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of assumptions, risks and uncertainties pertaining to interim financing and longer-term funding, including definitive terms thereof; closing of the acquisition of the System; project construction and completion; in-service dates; operating performance; regulatory parameters; economic and competitive conditions; exchange rates, inflation and interest rates; changes in tax law and tax rates; counterparty risk; and supply of and demand for commodities and commodity prices. A further discussion of the risks and uncertainties facing the Company can be found in the Company’s filings with Canadian and United States securities regulators. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, the Company assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc.

Media

Graham White

(403) 508-6563 or Toll Free: 1-888-992-0997

graham.white@enbridge.com

Investment Community

Adam McKnight

(403) 266-7922

adam.mcknight@enbridge.com

NEWS RELEASE

Enbridge Inc. Announces $1.075-billion Sale of South Prairie Region Assets

CALGARY, ALBERTA, Sept. 29, 2016 —Enbridge Inc. (TSX and NYSE:ENB) (the “Company”) together with Enbridge Income Fund Holdings Inc. (TSX:ENF) announced today that an affiliate of Enbridge Income Fund (the “Fund”) has entered into an agreement for the sale of the Fund’s liquids pipelines assets in the South Prairie Region (the “Assets”) to Tundra Energy Marketing Limited (“TEML”) for CAD$1.075 billion in cash. Closing of the transaction is expected to occur around the end of the fourth quarter of 2016 and is subject to customary closing conditions, including the Canada Transportation Act and Canadian Competition Act approvals.

“The monetization of these non-core assets at an attractive valuation provides a low-cost funding source for the Enbridge group and further supports Enbridge Inc.’s industry leading cash flow and dividend growth outlook from our secured organic growth platform,” said Enbridge Executive Vice President and Chief Financial Officer John Whelen. “The transaction is accretive to the Fund Group’s available cash flow from operations on a per unit basis,” added Mr. Whelen.

“In conjunction with the proposed Spectra Energy merger, we announced our intention to divest of approximately $2 billion of non-core assets over the next year to further strengthen Enbridge Inc.’s consolidated balance sheet and provide for additional financing flexibility,” noted Mr. Whelen. “The sale of these regional gathering pipelines by the Fund not only provides an efficient source of financing for the Fund’s organic growth program, but also immediately addresses about one-half of our monetization target while displacing equity that we would otherwise need to raise through the issuance of new capital.”

The Assets being sold are liquids pipelines and related facilities in southeast Saskatchewan and southwest Manitoba, and include the Saskatchewan Gathering and Weyburn gathering systems as well as the Westspur trunk line. The Assets do not include the Bakken Expansion Pipeline, which enables delivery of crude oil production in North Dakota to the Mainline System at Cromer, Manitoba.

As part of the purchase and sale agreement, shipper commercial arrangements and contracts are expected to remain in place and it is expected that crude oil and NGL volumes delivered from the Assets will continue to flow onto the Enbridge Mainline at Cromer.

Forward Looking Information

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements with respect to the transaction and the closing thereof; anticipated cash flow and dividend growth; accretion to available cash flow from operations; future divestiture or monetization transactions; sources of funding; and financing flexibility. Although Enbridge believes these statements are based on information which is current, reasonable and complete, these statements are necessarily subject to a variety of assumptions, risks and uncertainties pertaining but not limited to the timing and completion of the transaction, including receipt of regulatory approvals and the satisfaction of other conditions precedent and transition matters; estimated future cash flow and dividends; expected available cash flow from operations; financial strength and flexibility; debt and equity market conditions; and economic and competitive conditions. A further discussion of the risks and uncertainties facing Enbridge can be found in Enbridge’s filings with Canadian and United States securities regulators. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

About Enbridge Inc.

Enbridge Inc., a Canadian company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past seven years. Enbridge operates the world’s longest crude oil and liquids transportation system across Canada and the U.S., and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial, and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in nearly 2,000 megawatts of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs nearly 11,000 people, primarily in Canada and the U.S., and is ranked as one of Canada’s Top Employers for 2016.

Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

ADDITIONAL INFORMATION ABOUT THE ENBRIDGE AND SPECTRA ENERGY TRANSACTION AND WHERE TO FIND IT

Enbridge has filed with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which includes a preliminary proxy statement of Spectra Energy that also constitutes a preliminary prospectus of Enbridge, as well as other documents in connection with the merger of Enbridge and Spectra Energy (the “Transaction”). The definitive proxy statement/prospectus will be sent to the shareholders of Spectra Energy. INVESTORS AND SHAREHOLDERS OF SPECTRA ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENBRIDGE, SPECTRA ENERGY, THE TRANSACTION AND RELATED MATTERS. The registration statement and the preliminary proxy statement/prospectus are available, and other documents filed by Enbridge and Spectra Energy with the SEC, when filed, will be available, free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders can obtain free copies of the preliminary proxy statement/prospectus, and will be able to obtain other documents which will be filed with the SEC by Enbridge, on Enbridge’s website at www.enbridge.com or upon written request to Enbridge’s Investor Relations department, 200, 425 First St. SW, Calgary, AB T2P 3L8 or by calling 1-800-481-2804 within North America and 1-403-231-5957 from outside North America, and can obtain free copies of the preliminary proxy statement/prospectus, and will be able to obtain other documents filed with the SEC by Spectra Energy, upon written request to Spectra Energy, Investor Relations, 5400 Westheimer Court, Houston, TX 77056 or by calling 1-713-627-4610. You may also read and copy any reports, statements and other information filed by Spectra Energy and Enbridge with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 or visit the SEC’s website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE ENBRIDGE AND SPECTRA ENERGY TRANSACTION

This communication is not a solicitation of proxies in connection with the Transaction. However, Enbridge, Spectra Energy, certain of their respective directors and executive officers and certain other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies in connection with the Transaction. Information about Enbridge’s directors and executive officers may be found in its Management Information Circular dated March 8, 2016 available on its website at www.Enbridge.com and at www.sedar.com. Information about Spectra Energy’s directors, executive officers and other members of management and employees may be found in its 2015 Annual Report on Form 10-K filed with the SEC on February 25, 2016, and definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on March 16, 2016. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the Transaction is included in the preliminary proxy statement/prospectus, and will be included in other relevant materials filed with the SEC when they become available, including the definitive proxy statement/prospectus.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media Graham White (403) 508-6563 or Toll Free: 1-888-992-0997 Email: graham.white@enbridge.com	Investment Community Adam McKnight (403) 266-7922 Email: adam.mcknight@enbridge.com